VANECK MERK GOLD TRUST

2 Hanson Place

Brooklyn, NY 11217

September 26, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	VanEck Merk Gold Trust – Registration Statement on Form S-3, Registration No. 333-274643 Delaying Amendment.

Ladies and Gentlemen:

VanEck Merk Gold Trust (the “Registrant”) hereby submits this Delaying Amendment to the Registrant’s Registration Statement on Form S-3 (File No. 333-274643), together with all exhibits thereto, initially filed on September 22, 2023 (the “Registration Statement”).

Pursuant to Rule 473(c) under the Securities Act of 1933, as amended, the following delaying amendment is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions with respect to this matter, please contact Jason Dreibelbis, Esq. of K&L Gates LLP, legal counsel to the Registrant, at (949) 623-3543.

Sincerely,

Merk Investments LLC,

Sponsor of the Merk Gold Trust

/s/ Axel Merk
Axel Merk President (Principal Executive Officer)